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PRIVATE PURCHASE AGREEMENT

March 3, 2021

Masterworks Gallery LLC on behalf of
Masterworks Cayman, SPC 041 Segregated Portfolio
497 Broome Street
New York, NY 10013-2214
U.S.A.

PROPERTY:
GERHARD RICHTER
Ziege
oil on canvas
78¾ by 71 in. 200 by 180.3 cm.
Executed in 1984.

This confirms our agreement for you to purchase the property shown above, subject to the Terms and Conditions set forth on the following page. This first page sets out some key information relating to the purchase. See the Terms and Conditions for additional information and the meaning of capitalized terms. The Terms and Conditions are an integral part of this agreement.

PRICE: You will pay us a Purchase Price of $8,200,000 for the Property.

SETTLEMENT: Your payment of the Purchase Price, plus any applicable taxes, is due no later than 90 days after you sign this agreement.

Please confirm your agreement by signing, dating and returning to us a copy of this agreement.

Sotheby's, Inc.

By Date

Name Title

ACCEPTED AND AGREED:

MASTERWORKS GALLERY LLC on behalf of MASTERWORKS CAYMAN, SPC 041 SEGREGATED PORTFOLIO

Signed Date

Name Title

Sotheby's EST. 1744

TERMS AND CONDITIONS

1. Defined Terms. In this agreement, "we", "us" or "our" refers to Sotheby's, Inc. and any affiliated company offering property for sale under this agreement, and "you" and "your" refer to the buyer(s) whose name(s) appears at the top of page 1. To make this agreement easier to read, we have given the following capitalized words a specific meaning:

Property: the item of property purchased by you under this agreement and listed on page 1.

Purchase Price: the price for the Property that is paid by you.

Seller: the seller of the Property.

Sotheby's Group: Sotheby's, Inc., its subsidiaries and other companies within its corporate group.

2. Title. Title to the Property will pass to you when we receive full payment of the Purchase Price in good and immediately available funds.

3. Representations and Warranties. You represent and warrant to us that:

a. you have no knowledge or reason to suspect that you are under investigation, charged with, or convicted of any substantive or predicate money laundering crime, terrorist activity, or act in violation of any anti-bribery or anti-corruption law, including the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act;

b. you (or your principal) are not (i) a person or entity subject to trade sanctions, embargoes or restrictions in any jurisdiction ("Sanctioned Person"), or (ii) owned or controlled by a Sanctioned Person; and none of the Purchase Price will be funded by a Sanctioned Person; and

c. you have full legal authority without any further action or other party's consent to enter into and perform this agreement and to make these representations and warranties; if you are an entity, the individual signing on your behalf is authorized to do so and the entity is duly organized, validly existing and in good standing in the jurisdiction where it is organized; if you are an agent, all commissions payable to you for this consignment have been authorized by your principal.

4. Indemnity. You shall indemnify and hold us harmless against any and all claims, causes of action, losses and liabilities, including reasonable attorneys' fees, relating to an inaccuracy or alleged inaccuracy or breach or alleged breach of any of your representations and warranties or obligations under this agreement.

5. Failure to Pay. We may impose on you and retain for our account a late charge if payment is not received when due. If you do not pay in full when due, we may cancel the sale of the Property to you.

6. Guarantee

a. We guarantee to you for a period of four years from the date the Property is sold that the authorship, period, culture or origin of each item of the Property is as set out in the bold or capitalized type heading in the description of such item on the first page of this agreement. This guarantee is not assignable, and it is applicable only to you and not to any subsequent owner or owners who acquire an interest in the Property.

b. The Property is sold to you "AS IS," and neither we nor the Seller make any representation or warranty with respect to merchantability, fitness for a particular purpose, the physical condition, size, quality, rarity, importance, provenance, restoration, exhibitions, literature or historical relevance of the Property, and no statement anywhere, whether oral or written, will be deemed such a representation or warranty.

7. Rescission. We may rescind the sale of the Property if we reasonably determine (a) you are entitled to rescind the sale under the terms of the guarantee in Section 6(a) above, (b) any of your representations and warranties are inaccurate or breached, (c) the sale may damage our reputation or brand, or (d) the sale is illegal or has subjected or may subject us to liability. In any such case, your sole remedy, to the exclusion of any other remedy available to you by law or otherwise, is the refund of the Purchase Price in exchange for the Property, which must be returned to us in the same condition as when sold to you.

8. Limitation of Liability. The absolute limit of our liability and responsibility to you under this agreement will not exceed the Purchase Price actually paid by you, and we are not responsible for any special, incidental, consequential or punitive damages.

9. Taxes

a. You will pay any and all taxes and/or duties that may be due on your purchase of the Property.

b. No one within Sotheby's Group has provided tax advice to you or for your benefit in connection with this agreement.

10. Co-Buyers; Agents. If you are buying the Property with one or more co-buyers, each buyer jointly and severally assumes the buyer's obligations and liabilities under this agreement. If you are an agent acting on behalf of a principal who is not signing this agreement, you and the principal jointly and severally assume the buyer's obligations and liabilities under this agreement.

11. Miscellaneous

a. This agreement will be governed by and construed in accordance with the laws of the State of New York. In the event of a dispute arising from or relating to this agreement, you will submit to the exclusive jurisdiction of the state courts of and the federal courts sitting in the State and County of New York.

b. This agreement is binding upon and effective for the benefit of your estate, heirs, executors, devisees, representatives, administrators, successors and assigns.

c. You may not assign your rights or delegate your obligations under this agreement without our prior written consent.

d. This agreement will automatically terminate and be null and void if we have not entered into a written agreement with the Seller that will allow us to undertake our obligations in this agreement.

e. This agreement, including any schedules, constitutes the entire agreement between us and you with respect to this consignment and supersedes all prior or contemporaneous written, oral or implied understandings, representations or agreements relating to the subject matter of this agreement. No provision of this agreement may be amended or waived unless you and we agree in a signed writing to do so.

f. The provisions in this agreement that by their nature are intended to survive termination or the completion of the transactions contemplated will so survive.

g. We may impose and retain a late charge of 1.5% per month on any amount you owe to Sotheby's Group that is unpaid for more than 15 days after we notify you.

h. You will not disclose the terms of this agreement to any third party without our prior written consent, except to your attorneys or accountants on a need-to-know basis, or because of valid legal process compelling the disclosure, provided you first give us prompt written notice of such service of process and allow us an opportunity to seek a protective order. Notwithstanding the foregoing, you may disclose the terms of this agreement to the United States Securities Exchange Commission, but solely to the extent required to comply with applicable law.

i. If we receive a subpoena relating to the Property or the agreement, you shall pay us the costs we incur, including reasonable attorney's fees, in responding to the subpoena.

j. You will provide us, upon our request, verification of identity and any additional information required to comply with our Know Your Client ("KYC") requirements or to evidence your authority to sign this agreement. We may cancel this agreement or withhold the Net Sale Proceeds if you fail to or until you satisfy our KYC requirements.

k. Sotheby's will hold and process your personal information and may share it with another Sotheby's Group company for use as described in, and in line with, Sotheby's Privacy Policy published on Sotheby's website at www.sothebys.com or available on request by email to enquiries@sothebys.com.

l. You have had the opportunity to consult an attorney of your choosing before signing this agreement, and we have not provided legal advice to you or for your benefit in connection with this agreement.

m. This agreement may be executed in counterparts, each of which will be deemed an original and together constitute one instrument. Signatures sent by facsimile or email transmission or other electronic signatures are valid and binding and will be deemed an original.